September 12, 2018

Alan Lane
Chief Executive Officer
Silvergate Capital Corp
4250 Executive Square, Suite 3000
La Jolla, CA 92037

       Re: Silvergate Capital Corp
           Draft Registration Statement on Form S-1
           Submitted August 3, 2018
           CIK No. 0001312109

Dear Mr. Lane:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 3, 2018

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Prospectus Summary
Overview, page 1
 Alan Lane
FirstName Capital Corp Lane
Silvergate LastNameAlan
Comapany 12, 2018
September NameSilvergate Capital Corp
September 12, 2018 Page 2
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FirstName LastName
2. We note your disclosure on page 73 stating, among other things, that your "primary source of income is derived from interest on loans." Considering that you appear to conduct a traditional banking business, it is unclear why you identify yourself as a "leading provider of innovative financial infrastructure solutions..." In this regard, it is not clear whether you generate any revenues from the operation of the Silvergate Exchange Network. Please revise your disclosures throughout the registration statement to balance disclosures about the digital currency related sources of funding, with a prominent discussion of your traditional banking business.
3. Please revise to disclose when the Silvergate Exchange Network was launched and how long it has been operational. In an appropriate section of the filing, please ensure to fully describe the main function(s) of the network. For example, if its core function is to allow for fiat currency/fund transfers, please so state. Please also explain to us why you have identified the interface as an "exchange" if it was designed for real time movement of fiat currency between digital currency customers.
4. In an appropriate section of the filing, materially describe your system's compliance capabilities, by describing what the compliance requirements are, and how is your system meeting these requirements. For example, is your system required to ensure compliance with AML and KYC laws?
Risk Factors
Risks Related to Our Digital Currency Initiative, page 16

5. Revise to include a discussion of the risks associated with your role as an intermediary between digital currency exchanges on the SEN. Address the fact that you are standing in for a traditional clearing bank, disclose the party who assumes the risk in the transfer process, and discuss the risks associated with disputes among the parties.
The majority of the Bank's deposits are from businesses involved in the digital currency industry..., page 16

6. Here or in an appropriate section of the filing, please explain how the development of arbitrage opportunities across digital currency exchanges may reduce the benefits of the
         SEN. In this regard, we note your disclosure at the top of page 17. A lack of liquidity could impair our ability to fund operations and adversely impact our business..., page 27

7. Please expand your disclosure to discuss how real-time funding of the transactions on the
         SEN impacts your liquidity needs and your ability to borrow funds to enable fiat currency transfers.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Principal Factors Affecting Our Results of Operations - Noninterest Income, page 58
 Alan Lane
FirstName Capital Corp Lane
Silvergate LastNameAlan
Comapany 12, 2018
September NameSilvergate Capital Corp
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8. We note your disclosure on page 64 that the increase in service fees related to off-balance sheet deposits was due to increased off-balance sheet deposit placements primarily for your digital currency customers. Please revise your disclosure in all relevant sections of your filing to include an enhanced discussion of the nature of off-balance sheet deposit placements that resulted in service fee income.
Business
Overview, page 90

9. We note your disclosure on page 91 that you generate fee revenue from transaction volume across the platform. Please revise your disclosure to add a detailed discussion of the types of fees collected, the transactions and activities that generate fees, and the amount of fees that are collected by type.
Digital Currency Customers, page 92

10. We note your disclosure that you must remain highly selective in your customer onboarding process. Please revise to describe this process in more detail, including a discussion of your due diligence procedures, identify also any material differences in such process depending on the nature of the customer being on-boarded.
11. We note that on page 93 you identify as a "Noteworthy metrics" the fact that your customers include "5 largest U.S. domiciled digital currency exchanges." Please revise your disclosure to substantiate how you have determined your customers competitive position and whether it is based on the volume of trades conducted on such exchanges or some other metric. Also, please qualify your statement that Silvergate customers have transferred over $10 billion in U.S. dollars each quarter to the extent that this statement refers to transfers on your SEN network.
12. When discussing "Typical Uses" please identify the main differences between facilitation of fiat transfers through the SEN versus the attribution of fiat transfers through the API.
Technology-Driven Solutions for our Digital Currency Customers, page 93

13. Please revise to clarify whether all of your digital currency industry customers are also
         SEN participants. In addition, here or elsewhere in the prospectus, describe the extent to which retail investors can participate on the SEN or be part of your digital currency customer base.
14. It appears that by conducting the transactions between exchanges on the SEN, you are acting in place of a clearing bank. Please revise to disclose information about the regulatory implications of acting as a clearing bank and the extent to which you have taken steps to ensure that you are in compliance with all applicable regulatory requirements.
 Alan Lane
FirstName Capital Corp Lane
Silvergate LastNameAlan
Comapany 12, 2018
September NameSilvergate Capital Corp
September 12, 2018 Page 4
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FirstName LastName
15. Please revise your disclosure to explain the transfer process in more detail. For example, please confirm that only fiat currency is exchanged on the platform. Explain any requirements that must be met, such as holding period, for you to execute the transfer.
         Please also explain any other types of transactions that may occur on the SEN.
16. We note your graphical presentation on page 94. Please disclose, if true, that the example provided represents the main function of the SEN. Otherwise, please balance your graphical presentation with similar presentation(s) of the other uses and functions of the
         SEN. In addition, based on your disclosures, it appears that a non SEN participating digital currency customer would wait 3-5 days to have a transaction cleared. If true, please disclose that all non SEN participating customers execute similar transactions with a 3-5 clearance waiting period.
Cash Management Solutions, page 94

17. Revise to explain this aspect of your business in more detail by providing specific examples of the solutions available.
Deposit Account Services, page 94

18. We note your disclosure that you are one of only a small group of institutions that provide services in a manner that is "designed to be regulatory compliant for digital currency market participants." Please explain the unique regulatory requirements and how you have ensured compliance with them. In this regard, please also address your disclosure at the end of the second paragraph of "There is substantial legal and regulatory uncertainty regarding the regulation of digital currencies..." risk factor on page 33 by describing the steps you are taking as part of your customer onboarding process to ensure that any of your digital currency customers are not required to register as a national securities exchange or an alternative trading system.
Our Competitive Advantages in the Digital Currency Industry
API Integration, page 95

19. Please describe the process of integrating your API into your customers' systems. Please explain why customers need to "invest significant time and resources" to use your products. Please explain how it works, and how it interacts with the SEN.
SEN Network Effects, page 95

20. Please explain whether investors have access to a list of the exchanges that are currently participating on the SEN before they attempt to execute transactions. If they do not, please explain why customers would be attracted to participate.
Our Growth Strategy
Develop New Solutions and Services for Our Customers
Custodian Services, page 99
 Alan Lane
Silvergate Capital Corp
September 12, 2018
Page 5

21. We note that your growth strategy contemplates the establishment of a qualified custodian entity. Please disclose where you are in the process of establishing a custodian entity as well as the regulatory requirements to perform custodian services. Please disclose whether you currently hold or store any forms of digital assets on the SEN or on any other platform.
       You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or Mike Volley,
Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell, Staff Attorney, at
(202) 551-3454 or
Era Anagnosti, Legal Branch Chief, at (202) 551-3369 with any other questions.



FirstName LastNameAlan Lane                                   Sincerely,
Comapany NameSilvergate Capital Corp
                                                              Division of
Corporation Finance
September 12, 2018 Page 5                                     Office of
Financial Services
FirstName LastName